UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Board of Directors

On August 3, 2016, the Board of Directors (the “Board”) of Atento S.A. (the “Company”) elected David Garner to serve as a Class I Director to replace Mark Foster, until his term expires at the annual general meeting of shareholders in 2018. Mr. Garner, 58, has over 30 years of experience in Customer Relationship Management companies.  He is currently a member of the board of directors of National Directory Assistance, LLC.  Mr. Garner was the executive Chairman and a member of the board of directors of BellSystem24 from 2013 until March 2016. Prior to that, he served as Chief Executive Officer of Sitel Worldwide from 2003 to October 2011 and as Chairman of the board from 2010 through October 2013.  Prior to that, Mr. Garner was President and Chief Executive Officer of SHPS, Inc., from 1998 to 2003. Mr. Garner has a B.A. in Technical Communications from Louisiana Tech University.

Mr. Garner has been determined to be an “independent director” for purposes of the New York Stock Exchange corporate governance standards and will serve on the audit committee of the Board.

On August 3, 2016, Mark Foster resigned from the Board of the Company effective immediately.  His resignation was not due to any disagreement with the Company.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: August 8, 2016	By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer

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